P R O S P E C T U S
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                                6,270,000 Shares
                             INTELIDATA TECHNOLOGIES
                                   CORPORATION
                                  Common Stock
                             -----------------------

         Our common stock is traded on the Nasdaq National Market under the trading symbol "INTD." The reported closing price on the Nasdaq on August 24, 1999 was $3.1875 per share.

         The shares of common stock described in this prospectus are issuable upon (i) conversion of our 4% Series B Convertible Preferred Stock that we sold to certain of the selling stockholders in a private placement and (ii) exercise of warrants that we granted to certain selling stockholders. These shares of common stock, when issued to the selling stockholders, will be offered by the selling stockholders named in this prospectus, which will receive all of the proceeds from any sales. We will not receive any of the proceeds from the sale of these shares. Under the terms of the 4% Series B Convertible Preferred Stock described in this prospectus, the shares of 4% Series B Convertible Preferred Stock are convertible by any holder only to the extent that the number of shares of common stock issuable in such conversions, together with the number of shares of issued and outstanding common stock owned by such holder and its affiliates, would not exceed 4.999% of our then outstanding common stock as determined under
Section 13(d) of the Securities Exchange Act of 1934.

         The selling stockholders may sell the shares of common stock at various times and in various types of transactions, including sales in the open market, sales in negotiated transactions and sales by a combination of these methods. Shares may be sold at the market price of the common stock at the time of a sale, at prices relating to the market price over a period of time, or at prices negotiated with the buyers of shares. We do not know, however, when the proposed sale of the shares by the selling stockholders will occur. More detailed information concerning the distribution of the shares is contained in the section of this prospectus entitled "Plan of Distribution" which begins on page 15.

         We are registering the offer and sale of the shares of common stock to satisfy our contractual obligations to provide the selling stockholders with freely tradable shares upon the conversion of the 4% Series B Convertible Preferred Stock or the exercise of the warrants, as the case may be.

         In addition, any profits realized by the selling stockholders or such brokers on the sale of any shares may constitute underwriting commissions. We will not receive any of the proceeds from the sale of the shares offered hereby.


         You should consider carefully the Risk Factors beginning on page 6 of this prospectus before purchasing any of the Common Stock offered hereby.

                             -----------------------

         The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                 The date of this prospectus is August 25, 1999.

                                TABLE OF CONTENTS

                                                               PAGE
                                                               ----

         Available Information....................................2
         Information Incorporated by Reference....................2
         The Company..............................................4
         Forward Looking Information..............................4
         Risk Factors.............................................6
         Use of Proceeds.........................................14
         Selling Stockholders....................................14
         Plan of Distribution....................................16
         Legal Matters...........................................17
         Experts.................................................17

         You should rely on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The selling stockholders, as hereinafter defined, are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the shares.

         In this prospectus, "selling stockholders" refers to the persons identified in the section titled "Selling Stockholders" on page 14.

         In this prospectus, "InteliData," "we," "us" and "our" refer to InteliData Technologies Corporation.


                              AVAILABLE INFORMATION

         We file annual, quarterly and special reports, proxy statements, and other information with the Securities and Exchange Commission (the "SEC"). You may read and copy any documents we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from our web site at http://www.intelidata.com or at the SEC's web site at http://www.sec.gov.


                      INFORMATION INCORPORATED BY REFERENCE

         The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below, and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), until all the shares registered by this prospectus are sold. This prospectus is part of a Registration Statement we filed with the SEC (Registration No. 333-85313). The documents we incorporate by reference are:

1. Our Annual Report on Form 10-K for the fiscal year ended December 31, 1998, as amended through the date hereof;

2. Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 1999 and June 30, 1999;

3. Our Current Reports on Form 8-K, filed with the SEC on April 19, 1999, June 3, 1999 and July 26, 1999 (as amended on July 28, 1999);

4. The description of our Common Stock contained in our Registration Statement on Form 8-B, as filed with the SEC on November 6, 1996; and

5. The description of our Preferred Stock Purchase Rights contained in our Registration Statement on Form 8-A, as filed with the SEC on January 26, 1998.

     You may request a copy of these filings, at no cost, by writing or telephoning us at the following address: Investor Relations, InteliData Technologies Corporation, 11600 Sunrise Valley Drive, Suite 100, Reston, Virginia 20191; telephone number (703) 259-3000.

                                   THE COMPANY

         We were incorporated on August 23, 1996 under Delaware law in order to effect the mergers of US Order, Inc. and Colonial Data Technologies Corp. On November 7, 1996, the mergers were consummated with each share of outstanding US Order and Colonial Data common stock being exchanged for one share of our common stock. Accounting for the mergers was treated as a purchase of Colonial Data by US Order. Accordingly, our financial statements incorporated by reference herein reflect the results of US Order through November 7, 1996 and the consolidated results of US Order and Colonial Data thereafter.

         We develop and market Internet Banking products and services for the financial services industries. We are a leading supplier of Internet Banking software to financial institutions and financial service providers. Our Interpose Financial Engine(TM) is a real-time system with connectivity from bank legacy systems to Internet Banking delivery and provides a popular Internet Banking connectivity software application that runs on the IBM mainframe.

         We develop and market software products and implementation services to assist financial institutions in their Internet Banking and electronic bill payment initiatives. The products are designed to assist consumers in accessing and transacting business with their banks and credit unions electronically, and to assist financial institutions in connecting to and transacting business with third party processors. The services focus on consulting and maintenance agreements that support our products.

         During the fourth quarter of 1997, we announced our intentions to sell our interactive services division. The division was established to provide interactive applications for use on smart telephones and other small screen devices, such as alpha-numeric pagers, Personal Communication Systems devices and personal digital assistants. Certain portions of the interactive services division were sold in the first quarter of 1998 for a nominal sum.

         During the second quarter of 1998, we announced our intentions to discontinue the telecommunications business, other than the leasing of Caller ID adjuncts, formerly transacted by Colonial Data. The division designed, developed and marketed telecommunications products including Caller ID adjunct units, smart telephones and small business telecommunications systems that supported intelligent network services developed and implemented by the regional Bell operating companies and other telephone companies.

         On June 2, 1999, we made a joint announcement with Home Financial Network, Inc. declaring our intent to create a joint marketing alliance. The purpose of the joint marketing alliance is to complete development efforts currently underway to integrate and bring to market a single, end-to-end Internet Banking and bill payment solution comprised of Home Financial's Total Web Banking(TM) service and our Interpose(TM) family of mainframe-based payment solutions. The jointly developed product suite would be marketed and sold by both Home Financial and us under the brand name, "InterposeConnect." The creation of the joint marketing alliance is subject to the parties executing a definitive agreement.

         Our principal executive offices are located at 11600 Sunrise Valley Drive, Suite 100, Reston, Virginia 20191, and our telephone number is (703) 259-3000.


                           FORWARD-LOOKING INFORMATION

         This prospectus, including the information incorporated by reference herein, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act. Our actual results could differ materially from those projected in the forward-looking statements as a result of the risk factors set forth below. In particular, please review the sections captioned "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our annual report on Form 10-K for the fiscal year ended December 31, 1998, and our quarterly reports on Form 10-Q for the quarters ended March 31, 1999 and June 30, 1999, which reports are incorporated herein by reference, and such section of any subsequently filed Exchange Act reports. We wish to caution you that such risks and uncertainties include, but are not limited to:

- the impact of competitive products, pricing pressure, product demand and market acceptance risks

-    Year 2000 compliance issues

-    pace of consumer acceptance of Internet Banking

-    bank mergers and acquisitions

- evolution of standards including Open Financial Exchange (OFX) and the GOLD standard

-    risk of integration of our technology by large software companies

-    reliance on key strategic alliances and newly emerging technologies

-    reliance on resellers

- the on-going viability of the mainframe marketplace and demand for traditional mainframe products

-    the ability to attract and retain key employees

-    the availability of cash for growth

-    product obsolescence

-    ability to reduce product costs

-    fluctuations in operating results

-    ability to continue funding operating losses

-    delays in development of highly complex products

-    other risks detailed from time to time in our filings with the SEC.

          In connection with forward-looking statements which appear in these disclosures, prospective purchasers of the shares offered hereby should carefully consider the factors set forth in this prospectus under "Risk Factors."

                                  RISK FACTORS

         You should carefully consider the risks described below before making an investment decision. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations.

         If any of the following risks actually occur, our business, financial condition, or results of operations could be materially adversely affected. In such case the trading price of our common stock could decline and you could lose all or part of your investment.

         This prospectus contains forward-looking statements that involve risk and uncertainties. Our actual results could differ materially from those anticipated in such forward-looking statements as a result of a variety of factors, including those set forth in the following risk factors and elsewhere in, or incorporated by reference into, this prospectus. In evaluating an investment in the shares of common stock you should consider carefully the following risk factors in addition to the other information presented in this prospectus or incorporated by reference into this prospectus.

         Successful Implementation of Business Strategy

         During 1998, as the market for telecommunications products and services changed, we discontinued our telecommunications business in an effort to streamline our operations and focus our business on Internet Banking. There can be no assurances that we will be able to implement this business strategy or effectively fund and grow this line of business.

         Liquidity and Going Concern Qualification

         Our decision to divest the company from the telecommunications business segment created certain financial obligations and uncertainties for the future. We are required to satisfy certain obligations of the telecommunications business which will carry on beyond June 30, 1999. Those obligations include: o settlement of trade payables

-    satisfaction of product royalties and license fees

-    satisfaction of commission and other selling expenses

-    providing product warranty service, customer support and technical service

-    satisfying employee severance agreements

-    arranging the destruction of inventory and shutdown of warehouse facilities

-    final closedown of all operating activities

-    compliance with all federal and state regulatory requirements.

         At December 31, 1998, we estimated the remaining net liability for the final shutdown at $5.3 million which was recorded on our balance sheet at year-end. At June 30, 1999, our remaining estimated net liability was $3.5 million. At June 30, 1999, including discontinued operations, we had $935,000 in working capital with no long-term debt and $1.3 million in shareholders' equity. Since June 30, 1999 we have issued 4% Series B Convertible Preferred Stock for net proceeds of approximately $5.67 million.

         Our accuracy in predicting revenues and cash flow is limited in that the sale of our core product is reliant on the banking industry's willingness to invest in a new market, Internet Banking. This market segment is slowly evolving and is subject to a number of variables that will determine the timing and quantity of new sales that we are able to achieve. Such variables include: (1) the effect of consolidations in the banking industry; (2) financial institutions' progress on Year 2000 compliance; and (3) the banking customers' willingness to invest freely in an untested customer channel. These reasons further require that we raise additional working capital in order to have adequate funds to remain competitive as the product demand evolves. Our continuation as a going concern is dependent upon our ability to generate sufficient cash flow to meet our obligations on a timely basis, to obtain additional financing, and ultimately to attain profitability.

         Our consolidated financial statements for the fiscal year ended December 31, 1998 were prepared under the assumption that we will continue as a going concern. Our recurring losses from operations have adversely affected our liquidity. Our auditors have included an explanatory paragraph in their opinion on our financial statements to state that there is substantial doubt as to our ability to continue as a going concern. Since then we have raised equity from the sale of the 4% Series B Convertible Preferred Stock.

         Nevertheless, in order for us to have sufficient liquidity to continue as a going concern in our present form, we will need to execute planned improvements in operations. We believe our continued existence is dependent upon our ability to substantially improve our operating results. We estimate our cash needs based on, among other things, projections of our sales and profit margins. Our sales and profit margins may not meet projected levels. If sales and profit margins fall significantly short of projected levels, our ability to continue as a going concern may be jeopardized.

         Listing on Nasdaq

         Our common stock currently is listed on the Nasdaq National Market. In April, 1999, Nasdaq advised us that we were not in compliance with the Nasdaq National Market's continued listing requirements that include maintaining a net tangible asset value of at least $4 million. Nasdaq informed us that it intended to delist our common stock from the Nasdaq National Market. In accordance with Nasdaq procedures, we appealed Nasdaq's decision, and we have raised approximately $5.67 million in net proceeds pursuant to the sale of 4% Series B Convertible Preferred Stock to Strong River Investments, Inc. and Cootes Drive, LLC, two of the selling stockholders. We believe the proceeds raised from the sale of the 4% Series B Convertible Preferred Stock have enabled us to satisfy Nasdaq's net tangible asset requirement. There can be no assurance, however, that we will continue to satisfy the net tangible asset requirement or that Nasdaq will not delist our common stock in the future.

         Fluctuations in Operating Results

         Our quarterly operating results have varied significantly in the past and it is likely that they will vary greatly in the future. Some of the factors that will likely cause our operating results to fluctuate are:

-    the size and timing of customer orders

-    changes in our pricing policies or those of our competitors

-    new product introductions or enhancements by our competitors or by us

- delays in the introduction of new products or product enhancements by our competitors or by us

- customer order deferrals by our customers in anticipation of upgrades and new products

-    market acceptance of new products

- the timing and nature of sales, marketing, and research and development expenses by our competitors or by us

- other changes in operating expenses, personnel changes and general economic conditions

- delays in customer purchase decisions due to customers devoting attention and resources to Year 2000 Compliance issues.

         Additionally, certain financial institutions have recently merged, and we are unable to assess the future effect that those mergers and other possible consolidations in the banking industry will have upon us. No assurance can be given that quarterly variations in our operating results will not occur in the future and, accordingly, the results of any one quarter may not be indicative of the operating results for future quarters.

         Reliance on Caller ID Leasing Revenues

         A majority of our revenues are derived from the leasing of Caller ID products. We lease Caller ID adjunct units in accordance with an agreement with US West Communications, Inc., whereby we lease Caller ID units directly to US West customers. The leasing program enables subscribers to pay a monthly fee for the equipment and provides us with a stream of recurring revenues. In 1996, US West notified us that it would terminate leasing new Caller ID adjunct units under the program. Notwithstanding the termination of this program, previously existing leases remain in effect. Although we are not able to estimate the effect on future operations of this discontinued leasing program, the number of active records in our installed lease base has historically decreased at a rate of approximately 30% per year. There can be no assurance that this trend or the realized gross margins on these revenues will continue.

         Also, on July 27, 1999, we were notified of possible changes to the billing process for this lease base. The pending changes could have a substantial effect on the rate of decline of the lease base, the cost of billing and our ability to pursue collections. These changes could negatively affect our revenue, cost of sales and gross margins in future periods.

         Developing Marketplace

         Internet Banking is a developing market. Our future financial success in the relatively new Internet Banking marketplace depends, in part, upon:

- consumer acceptance and financial institutions' support of Internet Banking technologies

- continued growth in personal computer sales and the number of personal computers with Internet access and continued reductions in the cost of personal computers and Internet access

- the degree of financial institutions' success in marketing the Internet Banking products to their customers and the ability of these institutions to implement applications in anticipated time frames or with anticipated features and functionalities

- the continued absence of regulatory controls and oversight of the Internet and electronic commerce.

         Even if this market experiences substantial growth, there can be no assurance that our products and services will be commercially successful or will benefit from such growth. Therefore, there can be no assurance as to the timing, introduction, or market acceptance of or necessary regulatory approvals for our products and services.

         Our Common Stock Owned by WorldCorp, Inc.

         As of August 1, 1999, WorldCorp, Inc., beneficially owned approximately 24.9% of our common stock. On February 12, 1999, WorldCorp announced that it had reached an agreement with its creditors to restructure the company. Pursuant to the restructuring, WorldCorp filed a voluntary petition under Chapter 11 of the U.S. Bankruptcy Code. Under the proposed restructuring plan, most of the shares of our common stock that are held by WorldCorp will be sold to WorldCorp Acquisition Corp., a stand-alone subsidiary of WorldCorp. If WorldCorp were to sell its shares of our common stock to raise necessary capital, retire debt or for other reasons, such sales, or the threat of such sales, could have a material adverse effect on the market price for our common stock. In addition, our Board of Directors has five members, one of whom also serves on the Board of Directors of WorldCorp. As a result of membership on our Board of Directors and stock ownership, WorldCorp may have a significant influence on the decisions made by us.

         Technological Considerations

         Our business activities are concentrated in fields characterized by rapid and significant technological advances. It is possible that our products and services will not remain competitive technologically or that our products, processes or services will continue to be reflective of such advances. The following may adversely affect our ability to be technologically competitive:

- our competitors may develop other technologies that could render our products and services noncompetitive or obsolete

- we may be unable to introduce new products or product enhancements that achieve timely market acceptance and meet financial institutions' or Internet Banking customers' needs

- we may encounter unanticipated technical, marketing or other problems or delays relating to new products, features or services that we recently introduced or that we may introduce in the future

- we may be unable to keep pace with our competitors' spending on research and development of new products because most of our competitors and potential competitors have significantly greater financial, technological and research and development resources than we have.

         Competition

         Although still in the early stages of development, the market for Internet Banking and other interactive financial products and services is highly competitive and subject to rapid innovation and technological change, shifting consumer preferences and frequent new product introductions. A number of corporations with vast financial resources, such as Microsoft Corporation and Intuit, Inc., offer products and services that compete directly with the products and services we offer. We expect the number of competitors in the Internet Banking and interactive financial products and services industry to expand greatly as a result of the popularity of the Internet and widespread ownership of personal computers. We foresee our future competitors as including:

- banks that have already developed (or plan to develop) Internet Banking products for their own customers, with the possibility of offering the products to other banks and other banks' customers

-    non-banks that may develop Internet Banking products to offer to banks

- computer software and data processing companies that currently offer, or will offer Internet Banking services through the use of their broad distribution channels that may be used to bundle competing products directly to end-users or purchasers.

         Volatility of Stock Price

         It is likely that in the future our common stock will experience the significant volatility it has experienced in the past. Our common stock is traded on Nasdaq. The stock market, particularly in recent years, has experienced volatility that has been especially acute with respect to high technology-based and development stage stocks such as ours. The volatility of technology-based and development stage stocks has often been unrelated to the operating performance of the companies represented by the stock. Factors such as announcements of the introduction of new products or services by our competitors and us, market conditions in the banking and other emerging growth company sectors and rumors relating to our competitors or us have had a significant impact on the market price of our common stock in the past.

         Limited Proprietary Protection

         We possess limited patent or registered intellectual property rights with respect to our technology. We depend in part upon our proprietary technology and know-how to differentiate our products from those of our competitors and work independently and from time to time with third parties with respect to the design and engineering of our own products. We also rely on a combination of contractual rights and trade secret laws to protect our proprietary technology. There can be no assurance, however, that we will be able to protect our technology or successfully develop new technology or gain access to such technology or that third parties will not be able to develop similar technology independently or that competitors will not obtain unauthorized access to our proprietary technology, that third parties will not misuse the technology to which we have granted access, or that our contractual or legal remedies will be sufficient to protect our interests in our proprietary technology.

         Anti-takeover Provisions; Certain Provisions of Delaware Law, Certificate of Incorporation and Bylaws

         Certain provisions of Delaware law and our certificate of incorporation and bylaws could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire control of us. These provisions include:

- a provision allowing us to issue preferred stock with rights senior to those of the common stock without any further vote or action by the holders of common stock. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to the holders of common stock or could adversely affect the rights and powers, including voting rights, of the holders of the common stock. In certain circumstances, such issuance could have the effect of decreasing the market price of the common stock

- the existence of a stock rights plan that results in the dilution of the value of common stock held by a potential acquiror

- the existence of a staggered board of directors in which there are three classes of directors serving staggered three-year terms, and thereby expanding the time required to change the composition of a majority of directors and perhaps discouraging someone from making an acquisition proposal for us

- the bylaws' requirement that stockholders provide advance notice when nominating our directors

- the inability of stockholders to convene a stockholders' meeting without the meeting first being called by the chairman of the board of directors or the secretary at the request of a majority of the directors

- the application of Delaware law prohibiting us from entering into a business combination with the beneficial owner of 15% or more of our outstanding voting stock for a period of three years after the 15% or greater owner first reached that level of stock ownership, unless certain criteria are met.

         Year 2000 Compliance

         The inability of computers, software and other equipment utilizing microprocessors to recognize and properly process data fields containing a two digit year is commonly referred to as the Year 2000 Compliance issue. As the year 2000 approaches, such systems may be unable to accurately process certain date-based information. We have implemented a Year 2000 Compliance Project to identify and remedy any potential Year 2000 Compliance problems. Generally, we believe our Year 2000 Compliance Project is substantially on schedule.

         Our Year 2000 Compliance Project

         In 1996, we began a significant re-engineering of our business processes, including improved access to business information through common, integrated computing systems. As a result, we replaced our business systems with systems from J.D. Edwards & Company, IBM Corporation and Microsoft Corporation, which are designed to be Year 2000 Compliant. We became fully operational on these systems in 1998.

         We have a Year 2000 Compliance Project team, with certain sub teams. The Year 2000 Project focuses on four major areas:

         (1)  corporate business systems

         (2)  local software systems

         (3)  third party suppliers of goods and services

         (4)  Interpose software systems

         Each of the four major focus areas must be examined under the Year 2000 Compliance Project. The seven general phases of our Year 2000 Compliance Project are:

         (1)  inventorying date-aware items

         (2) determining criticality and assigning priorities to identified items

         (3) assessing the Year 2000 Compliance of items determined to be material to the US

         (4) repairing, replacing or identifying workarounds for material items that are determined not to be Year 2000 Compliant

         (5)  testing material items

         (6)  identifying critical third parties

         (7)  designing contingency plans.

         As of September 30, 1998, the first three phases were essentially complete with respect to each of the four major focus areas.

         Corporate business systems on schedule as of June 30, 1999 included hardware and systems software, networks and telecommunications. All corporate business systems are expected to be Year 2000 Compliant by September 1999.

         Local software systems include process control and instrumentation systems and building systems. Operational improvement projects already underway address some of the Year 2000 Compliance concerns. Some manufacturer replacements or upgrades are behind schedule; however, we estimate necessary replacements or upgrades will be completed by September 1999.

         The major focus area of third party suppliers of goods and services requires us to identify and prioritize critical suppliers of goods and services and communicate with them about their plans and progress in addressing the Year 2000 Compliance concerns. We completed the identification phase and evaluated the most critical third parties. These evaluations were followed by the development of contingency plans as necessary, including plans to use alternative third party vendors, if necessary. That phase was completed by mid-1999, with monitoring planned through the remainder of 1999.

         We have contingency plans for some mission-critical applications and are working on plans for others. For example, contingency plans for the payroll system have been in place since the second quarter of 1998, while detailed plans for other business processes will be completed by year end 1999. A steering committee is closely monitoring the progress of business process contingency plans involving, among other actions, manual workarounds and additional staffing.

         The fourth major focus area is that of the Interpose software, our primary Internet Banking software product. We have taken actions to address the issue of Year 2000 Compliance as it relates to our customer software. We believe that our current version of the Interpose software is Year 2000 Compliant. Actions taken to address previous releases of the software were, with minor exceptions, programming changes to replace a non-compliant date conversion routine with one that was already Year 2000 Compliant. Any customer whose product was not already compliant was notified of any source code changes and/or release updates made to the product. We have issued letters to our customers that assure that any changes pertinent to correcting Year 2000 Compliance concerns were addressed by the third quarter of 1997 and that all future releases of Interpose will be fully Year 2000 Compliant.

         Estimated Cost of Year 2000 Compliance

         The estimated cost to us of making all aspects of the our business Year 2000 Compliant is not anticipated to be material to our financial position or the results of operations in any given year. The estimated cost of the Year

2000 Compliance project is or will be expensed and includes items for which a fix or workaround is still being determined.

         Risks of Year 2000 Non-Compliance

         The failure to correct a material Year 2000 Compliance problem could result in an interruption in, or failure of certain normal business activities or operations, which could materially and adversely affect our results of operations, liquidity and financial condition. Due to the general uncertainty inherent in the Year 2000 Compliance problem, resulting in part from the uncertainty of the Year 2000 readiness of third-party suppliers and customers, we are unable to determine at this time whether the consequences of Year 2000 Compliance problems will have a material impact on our results of operations, liquidity or financial condition. The Year 2000 Compliance efforts are expected to reduce significantly our level of uncertainty about the Year 2000 Compliance problem and, in particular, about the Year 2000 Compliance and readiness of our material third-party suppliers.

         System Security and Other Risks

         The willingness of consumers and financial institutions to use personal computer and Internet-based banking, bill payment and other financial services will depend, in part, upon the following factors:

- our ability to protect consumer information relating to personal computer and Internet-based banking and other financial services against the risk of fraud, counterfeit and technology failure

- the frequency of interruptions, delays and cessation in service to financial institutions and individuals resulting from computer viruses, break-ins or other problems

- the increase in the cost of our services and products, as well as the cost to up-grade the services and products to keep pace with rapidly changing computer and Internet technologies, may be increased by expenditures of capital and resources to reduce security breaches, break-ins and computer viruses

- the erosion of public and consumer confidence in the security and privacy of Internet Banking.

         Risks of Development Delays and Defects

         We may experience delays in the development of the software and computing systems underlying our products and services. In addition, there can be no assurance that, despite our testing, errors will not be found in the underlying software, or that we will not experience development delays, resulting in delays in the shipment of our products, the commercial release of our products or in the market acceptance of our products, each of which could have a material adverse effect on our business, financial condition or results of operations.

         Dependence on Key Personnel; Need to Hire Additional Qualified
         Personnel

         Our performance is substantially dependent on the performance of our executive officers and key employees. We depend on our ability to retain and motivate high quality personnel, especially management and skilled development teams. The loss of services of any of our executive officers or other key employees could have a material adverse effect on our business, financial condition or results of operations.

         Our future success also depends on our continuing ability to identify, hire, train and retain other highly qualified technical and managerial personnel. Competition for such personnel is intense, and there can be no assurance that we will be able to attract, assimilate or retain other highly qualified technical and managerial personnel in the future. The inability to attract and retain the necessary technical and managerial personnel could have a material adverse effect upon our business, financial condition or results of operations.

         Government Regulation and Legal Uncertainty

         Our products rely on the cost effectiveness of, and ease of access to the Internet. There are currently few laws or regulations directly applicable to access to, or commerce or other communications on the Internet. However, due to the increasing popularity and use of the Internet, it is possible that new laws and regulations may be adopted with respect to the Internet, covering issues such as user privacy, copyright infringement and the pricing, characteristics and quality of products and services. The adoption of restrictive laws or regulations may increase the cost of doing business over the Internet. Finally, the application to the Internet of existing laws and regulations governing such issues as property ownership and personal privacy is subject to substantial uncertainty. Current or new government laws and regulations, or the application of existing laws and regulations, may expose us to significant liabilities or otherwise impair our ability to achieve our strategic objectives.


                                 USE OF PROCEEDS

         Proceeds from the sale of the shares of common stock being registered hereby will be received directly by the selling stockholders. The Company will not receive any proceeds from the sale of the shares by the selling stockholders. See "Selling Stockholders."


                              SELLING STOCKHOLDERS

         Under the terms of the 4% Series B Convertible Preferred Stock described in this prospectus, the shares of 4% Series B Convertible Preferred Stock are convertible by any holder only to the extent that the number of shares of common stock issuable in such conversions, together with the number of shares of issued and outstanding common stock owned by such holder and its affiliates, would not exceed 4.999% of our then outstanding common stock as determined under
Section 13(d) of the Exchange Act. Such conversion limitation may be waived by a holder upon not less than 61 days prior notice to the Company. In addition, each holder is only entitled to convert up to 20% of the number of shares of 4% Series B Convertible Preferred Stock originally issued to such holder during each of the first four calendar months from and after August 25, 1999, provided that any holder may convert an unlimited amount of such preferred stock in any month that the conversion price exceeds the closing sales price on the day the holder purchased such preferred stock.

         The following table sets forth information regarding the beneficial ownership of our common stock by the selling stockholders as of August 24, 1999 (subject to the limitations set forth in the preceding paragraph), shares of common stock to be offered by the selling stockholders (which is subject to adjustment as described in footnote 4 to the table), and information regarding the beneficial ownership of our common stock by the selling stockholders upon completion of the offering described in this prospectus. The selling stockholders may not have a present intention of selling their shares and may offer less than the number of shares indicated.

                                Shares Beneficially Owned  Shares To Be Offered   Shares Beneficially Owned
Name                             Before the Offering <F1>                          After the Offering <F2>
Cootes Drive LLC                       618,860 <F3>           4,000,000 <F4>                 -0-

Strong River Investments, Inc.         309,430 <F3>           2,000,000 <F4>                 -0-

Matthew N. Littauer <F5>                 29,000                   29,000                     -0-

Stephen T. Lyon  <F5>                    30,000                   30,000                     -0-

Richard G. Sarkisian   <F5>              18,000                   18,000                     -0-

Gregory E. Presson <F6>                  19,444                   19,444                     -0-

Carl E. Frankson  <F6>                   42,778                   42,778                     -0-

Stephen D. Weinress <F6>                 46,528                   46,528                     -0-

Patrick S. Bannister <F6>                 6,481                   6,481                      -0-

Andre Guardi <F6>                         2,074                   2,074                      -0-

Paul Donnelly <F6>                        1,037                   1,037                      -0-

Robert C. Campbell <F6>                   2,074                   2,074                      -0-

Chester White <F6>                       27,084                   27,084                     -0-

Doug Dust  <F6>                           2,500                   2,500                      -0-

<F1> Except as described  below,  we  determined  the number of shares  that the selling stockholders beneficially own in accordance with Rule l3d-3 under the Exchange Act. The information presented is not necessarily indicative of beneficial ownership for any other purpose. Under Rule 13d-3, beneficial ownership includes any shares as to which the person has sole or shared voting power or investment power and also any shares that the person has the right to acquire within 60 days of the date of this prospectus through the exercise of any stock option or other right.

<F2> Assumes resale of all shares offered in this prospectus.

<F3> Subject  to the  conversion  limitations  set  forth  in  the  introductory paragraph, represents shares of our common stock issuable on conversion of shares of 4% Series B Convertible Preferred Stock owned by the respective selling stockholders at an assumed conversion price of $2.5854 per share (which would be the conversion price as of August 24, 1999). Because the number of shares of common stock issuable upon conversion of the 4% Series B Convertible Preferred Stock is dependent in part upon the market price of our common stock prior to a conversion, the actual number of shares that will be issued with respect of such conversions and, consequently, offered for sale under this prospectus, cannot be determined at this time.

<F4> Includes  shares of Common Stock reflected  herein as beneficially  owned by the respective Selling Stockholder as of the date of this prospectus. Since the number of shares of Common Stock issuable upon conversion of the

Preferred Stock is dependent in part upon the market price of the Common Stock prior to a conversion, the actual number of shares of Common Stock that will be issued in respect of such conversions and, consequently, offered for sale under the Registration Statement, cannot be determined at this time. However, the Company has contractually agreed to include in this prospectus 6,000,000 shares of Common Stock issuable upon conversion of the Preferred Stock.

<F5> Represents  shares of our common stock  issuable on  conversion  of 120,000 warrants issued to four designees of Pacific Continental Securities Corp. on July 22, 1999 pursuant to private placement agreement.

<F6> Represents  shares of our common stock  issuable on  conversion  of 150,000 warrants issued to nine designees of L.H. Friend, Weinress, Frankson & Presson, Inc. on March 30, 1999 pursuant to an agreement to provide financial advisory services.

                              PLAN OF DISTRIBUTION

         The selling stockholders and any of their pledgees, assignees and successors-in-interest may sell, from time to time, any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

- ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers

- block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction

- purchases by a broker-dealer as principal and resale by the broker-dealer for its account

- an exchange distribution in accordance with the rules of the applicable exchange

-    privately negotiated transactions

-    short sales

- broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share

-    a combination of any such methods of sale

-    any other method permitted pursuant to applicable law.

         The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

         Under applicable rules and regulations under the Exchange Act, any person engaged in a distribution of the shares of common stock covered by this prospectus may be limited in its ability to engage in market activities with respect to such shares. A selling stockholder, for example, will be subject to applicable provisions of the Exchange Act and the rules and regulations under it, including, without limitation, Regulation M, which provisions may restrict certain activities of the selling stockholder and limit the timing of purchases and sales of any shares of common stock by the selling stockholder. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and certain other activities with respect to such securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions. The foregoing may affect the marketability of the shares offered by this prospectus.

         The selling stockholders may also engage in short sales against the box, puts and calls and other transactions in our securities or derivatives of our securities and may sell or deliver shares in connection with these trades. The selling stockholders may pledge their shares to their brokers under the margin provisions of customer agreements. If a selling stockholder defaults on a margin loan, the broker may offer and sell, from time to time, the pledged shares.

         The selling stockholders may sell shares directly to market makers acting as principals and/or broker-dealers acting as agents for themselves or their customers. Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions, concessions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. Market makers and block purchasers that purchase the shares will do so for their own account and at their own risk. It is possible that a selling stockholder will attempt to sell shares in block transactions to market makers or other purchasers at a price per share that may be below the then-current market price. We cannot make assurances that all or any of the shares of common stock will be issued to, or sold by, the selling stockholders.

         The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be underwriters within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

         We are required to pay all fees and expenses incident to the registration of the shares, including fees and disbursements of counsel to the selling stockholders. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.


                                  LEGAL MATTERS

         The validity of the common stock offered hereby will be passed upon for us by Hunton & Williams, Atlanta, Georgia.


                                     EXPERTS

         The consolidated financial statements for the years ended December 31, 1998, 1997 and 1996 incorporated in this prospectus by reference from our Annual Report on Form 10-K for the year ended December 31, 1998 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report which is incorporated herein by reference (which report expresses an unqualified opinion and includes an explanatory paragraph relating to InteliData Technologies Corporation's ability to continue as a going concern), and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.